Exhibit 99.10

Bayswater Continues to Explore Uranium Potential at Wisker Valley Project, Baie Verte Peninsula, Newfoundland

Vancouver, BC, July 29, 2008 - Bayswater Uranium Corporation (TSX-V: BAY) (OTC: BYSWF) reports on exploration at its Wisker Valley Uranium Project located on the Baie Verte Peninsula of Newfoundland. During early 2008, Bayswater completed a Phase 1 diamond drill program to test uranium and gold mineralization identified on the property. A total of 1,600 meters of diamond drilling in 12 drill holes tested several targets identified during exploration activities conducted in 2007 and early 2008. The drilling was focused primarily on uranium targets around the main Amanda Zone with four short holes targeting the Road Showing gold zone.

Drilling at the Amanda Zone intersected felsic volcanic breccia units similar to those that host the surficial uranium showings but no significant values were returned in core. Uranium intersections encountered during the drilling program include 1.4 meters grading 0.02% U3O8 in hole WI08-04, 2.0 meters grading 0.014% U3O8 in hole WI08-12 and 0.75 meters of 0.012% U3O8 in drill hole WI08-02. Four short holes totaling 404 meters also tested the Road Showing Gold zone. No significant gold mineralization was encountered.

Although the initial results of the Company’s exploration efforts this year were disappointing, a short field program of prospecting and geological mapping is currently underway in order to further evaluate the potential of the property. The program will focus on radiometric targets identified from the 2007 airborne radiometric survey that have not been fully evaluated. The prospecting program is expected to conclude in approximately four weeks, at which time the Company will reevaluate the status of the project.

The Company’s exploration activities are conducted under the supervision of George M. Leary, M.Sc. P. Eng. (BC), president of the Company, and Vic Tanaka, B.Sc. P.Geo. (B.C.), COO of the Company. Both are qualified persons under NI 43-101. Vic Tanaka is the qualified person responsible for the technical information in this news release.

About Bayswater Uranium Corporation - The Super JuniorTM Uranium Company

Bayswater Uranium Corporation is a rapidly-growing international uranium exploration and development company. As the only uranium company to have major landholdings in each of Canada's most important producing and exploration regions – the Athabasca Basin, the Central Mineral Belt, and the Thelon Basin –Bayswater is a leader in uranium exploration in Canada, the world’s largest producer of uranium. The Company also owns several advanced uranium properties in the United States that are being fast tracked to feasibility and production. Bayswater combines a balanced portfolio of exploration and development projects with the uranium expertise of its technical and managerial teams. The result is a Super Junior TM Uranium Company with the share liquidity and market capitalization to provide value to both the retail and institutional investor. To capitalize on the strong growth of the nuclear industry and to continue to add shareholder value, Bayswater plans to focus on the development of its resource properties and to evaluate early stage projects for further discoveries. Other acquisition opportunities will continue to be assessed all with a corporate vision of building a major international uranium company. Bayswater is listed on the TSX Venture Exchange under the symbol “BAY”. The Company’s website is www.bayswateruranium.com.

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On behalf of the Board of: BAYSWATER URANIUM CORPORATION

George M. Leary President For further information contact: John Gomez Manager, Investor Relations Telephone: (604) 687-2153

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.